HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  June 18, 2008

Dana Brown
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

      Re:   Liquor Group Wholesale, Inc.
            Form S-1 Amendment No. 2
            File # 333-147526

     This office represents Liquor Group Wholesale, Inc. (the "Company"). Amendment No. 2 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated February 25, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                     Page Number
                                                                     -----------

1. We discussed this comment with the staff and were advised that the staff would not object to the number of shares which are being registered for resale by affiliates of the Company.

2.  Comment complied with.                                           Cover Page

3.  Comment complied with.                                                    3

4.  Comment complied with.                                                    5

5.  Comment complied with.                                                    7

6.  The MD&A section has been revised to correspond with the
    new financial statements filed with this amendment.                   9, 10

7.  Comment complied with.                                                   11

8.  Comment complied with.                                           FS-1/FS-53

                                                                     Page Number
                                                                     -----------

9.  The Company has determined that its August 31, 2007
    acquisition of the wholesale operations of Liquor Group
    Holdings constituted the acquisition of a business which
    met the significant subsidiary test. The Company has also
    determined that since the management of Liquor Group
    Holdings assumed control of the Company by virtue of the
    August 31, 2007 transaction, Liquor Group Holdings (wholesale operations only) will be considered the accounting acquirer.
    The Company has also decided to change its year-end to August
    31st. Accordingly, revised financial statements are included with this Amendment No. 2, including pro forma financial
    statements giving effect to the August 31, 2007 acquisition.     FS-1/FS-53

10. See response to comment 9.

11. See response to comment 9.

12. Comment complied with.                                               24, 25

13. Comment complied with.                                            Exhibit 5

14. The software we use to make Edgar filings does not allow us to list subsets (i.e. 3.2, 3.3, etc.) of basic exhibit numbers under the "SEQ Type" column on the Edgar system.
    It is for this reason that we list, under the "Description" column, not only a description of each exhibit but also the exhibit number which corresponds with the exhibit number in
    Part II of the Company's registration statement.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                    By
                                            William T. Hart


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